Mail Stop 3561
                                                                    June 29,
2018


       Jos  Neves
       Chief Executive Officer
       Farfetch Limited
       The Bower
       211 Old Street
       London EC1V 9NR, UK

                 Re:   Farfetch Limited
                       Draft Registration Statement on Form F-1
                       Submitted May 30, 2018
                       CIK No. 0001740915

       Dear Mr. Neves:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       General

           1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

       Prospectus Summary, page 1

           2. We note your discussion on page 158 concerning the enforcement of civil liabilities.
              Please include in this section a brief statement concerning the enforceability of civil liabilities against foreign persons.
 Jos  Neves
Farfetch Limited
June 29, 2018
Page 2

    3. Please provide support for the qualitative and competitive position statements contained in your prospectus. Specifically, disclose the basis for your assertions that you are the
       "leading technology platform for the global luxury fashion industry," and "we operate the only truly global luxury digital marketplace at scale" and describe what measure you are using in making these statements. In this regard, disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.

Use of Proceeds, page 58

    4. It appears that you have no specific plan for your use of proceeds, as such please revise your disclosure to discuss the principal reasons for the offering. Please refer to Item
       3.C.1 of Form 20-F.

Selected Consolidated Financial and Operating Data, page 63

    5. Please tell us how you have met the requirement of Item 3.A.2 of Form 20-F to disclose both net assets and capital stock.

Management's Discussion & Analysis

    6. Here or in an appropriate section of your prospectus, please revise to disclose whether mobile sales generate a material portion of your Adjusted Platform Revenues and, if so, disclose this amount.

Our Business Model, page 67

    7. In an appropriate place in your prospectus, please tell us how you plan to monetize your
       Farfetch Store of the Future concept and clarify what services for the consumer or luxury retailer will drive such monetization.

Factors Affecting our Financial Condition and Results of Operation

Growth and Quality of our Luxury Supply, page 69

    8. Tell us why you differentiate between retailers and brands and to what extent this differentiation is apparent to the consumer. If your commissions or any other measure of financial performance differs depending upon the whether you are engaging with a retailer or brand, please explain how this impacts your results of operation.

Growth and Quality of our Luxury Supply, page 69

    9. Please add a footnote to or include in the accompanying narrative discussion of your stock value chart how you calculate stock value.
 Jos  Neves
Farfetch Limited
June 29, 2018
Page 3

Cost of Consumer Acquisition and Engagement, page 71

    10. Revise your disclosure to explain how you arrived at your six month LTV/CAC ratios for the years ended December 31, 2015 and 2016. Given the more recent growth in your
        Adjusted Platform Revenue, provide narrative disclosure that explains how readers should interpret these metrics, especially given that December 31, 2017 information has not been provided yet.

Key Operating and Financial Metrics, page 75

    11. Please expand your definition of "Third-Party Take Rate" to define revenue from first party sales. Please also make it clear why the revenue realized from first-party sales is equal to the GMV of such sales.

    12. You state that platform fulfilment revenue is net of consumer promotional incentives such as free shipping and promotional codes. Please explain to us how promotional incentives are reflected in your consolidated statements of operations and how you are netting such items with revenue.

Components of our Results of Operations

Revenue, page 76

    13. Elaborate upon the terms of the commissions you generate on sales. For example, explain your reference to "blended commissions," on page 79.

Results of Operations, page 78

    14. Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in each components of net income. For example, when you identify intermediate causes of changes in revenues, such as an increase in GMV, third-party take rate, or active consumers, please provide your investors with insight into the underlying drivers of those changes. In this regard please make it clear whether the increase in the third party take rate was due to pricing actions taken by the company or the result of increased volume.

Demand Generation Expense, page 79

    15. Elaborate upon your indication that you gained efficiencies in your performance marketing spend "through increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level."
 Jos  Neves
Farfetch Limited
June 29, 2018
Page 4

Adjusted EBITDA, page 81

    16. Your discussion of Adjusted EBIDA in total and as a percentage of revenue is unclear as to what you mean by "investment supporting growth in both GMV and Adjusted
        Revenue" and "leverage operation synergies" in terms of the year-to-year fluctuations in these two metrics. Please revise to be more explanatory.

Business

Applications, page 93

    17. Elaborate upon the "individual off-the-shelf elements to full-service branded ecommerce solutions," you describe in your discussion of Farfetch Black and White. Explain whether you have monetized these solutions.

Our Products, page 100

    18. Please explain how your app's contribution to your GMV has increased from 13% to
        27%.

Competition, page 110

    19. We note your statement that your "global platform has no direct competition in luxury fashion." However, it appears that you have many online competitors that offer luxury fashion merchandise. Please expand your discussion to better reflect the competitive market that you operate in.

Our Strategy in China and Relationship with JD.com, page 112

    20. Elaborate upon the nature of the services that JD.com provides to you and for what consideration, with a view to understanding the importance of this partnership to your business.

Consolidated Financial Statements

    21. We note that you have provided financial statements for Farfetch.com Limited, a private limited company incorporated in the Isle of Man. Please tell us whether you considered presenting audited financial statements of Farfetch Limited, the registrant, or at a minimum an audited balance sheet to comply with Rule 3-01(a) of Regulation S-X. If you believe that audited registrant financial statements may be omitted from your filing, please explain your reasoning to us.
 Jos  Neves
Farfetch Limited
June 29, 2018
Page 5

Notes to the consolidated financial statements

Note 2.3. Summary of significant accounting policies

e) Revenue recognition, page F-12

    22. You state that "Additional non-delivery services .....are not distinct and are therefore
        recognized on a gross basis." Please explain to us the significance of this statement.

Note 6. Segmental and geographical information, page F-28

    23. We note that you have identified four operating segments of (1) Farfetch Marketplace, (2)
        Farfetch Black & White, (3) Farfetch Store of the Future and (4) Browns Stores. We
        further note your disclosure that as Farfetch Marketplace represents over 90% of revenue, results and assets and you have presented one reportable segment with all operating segments included. Please tell us if these other segments meet most or all of the criteria in IFRS 8 paragraph 12 to be aggregated with each other or the Farfetch Marketplace, respectively. See IFRS 8 paragraph 14. Please also explain why you believe it is more appropriate to aggregate with the Farfetch Marketplace as opposed to presentation as "all other" category as contemplated in IFRS 8 paragraph 16.

    24. You disclose revenue from external customers based on consumer location. You further disclose UK revenue based on location of sale to your brands and boutiques. Please explain to us in detail what this further disclosure means and how it differs from the revenue based on consumer location. Please consider rewording the disclosure to be clearer.

Note 29. Share options   equity and cash settled, page F-46

    25. We note that you have share based payments and have identified this as a critical accounting judgement in Note 3 on page F-20. Please update your disclosure to include the methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved. Please also disclose the extent to which the estimates are considered highly complex and subjective and that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jos  Neves
Farfetch Limited
June 29, 2018
Page 6

       Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me, Senior Assistant
Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-
3342, or Mara L. Ransom, Assistant Director at (202) 551-3720 if you have questions regarding the comments.

                                                           Sincerely,

                                                           /s/ James Allegretto

                                                           James Allegretto
                                                           Senior Assistant
Chief Accountant
                                                           Office of Consumer
Products